UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2020

CANCER GENETICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35817	04-3462475
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor

Rutherford, New Jersey 07070

(Address of principal executive offices)

Registrant’s telephone number, including area code: (201) 528-9200

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01 Other Events.

On August 24, 2020, Cancer Genetics, Inc. (the “Company”) announced the entry into an Agreement and Plan of Merger and Reorganization between the Company, StemoniX, Inc., a Minnesota corporation (“StemoniX”), and CGI Acquisition, Inc., a Minnesota corporation and wholly-owned subsidiary of CGIX (“Merger Sub”), pursuant to which Merger Sub will merge with and into StemoniX, with StemoniX surviving the merger and becoming a direct, wholly-owned subsidiary of CGIX (the “Merger”). In connection with the Merger, the Company is using the investor presentation attached hereto as Exhibit 99.1 to describe the proposed Merger.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger between CGIX and StemoniX, CGIX and StemoniX intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF CGIX AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGIX, STEMONIX AND THE PROPOSED MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by CGIX with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGIX by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGIX and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGIX in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGIX and their ownership of shares of CGIX’s Common Stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will also be included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGIX at the address described above.

Forward-Looking Statements

This report and the presentation attached hereto as Exhibit 99.1 contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGIX and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGIX and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGIX’s and StemoniX’s control. CGIX’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGIX’s and StemoniX’s ability to obtain the shareholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement relating to the Merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGIX and/or StemoniX, and (vi) those risks detailed in CGIX’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGIX from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGIX nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGIX and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

As described above, the following exhibits are furnished as part of this report:

Exhibit 99.1 — Investor Presentation, dated September 15, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANCER GENETICS, INC.,
a Delaware corporation

Date: September 15, 2020	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	Chief Executive Officer